Exhibit 99.1

1701 Hollis Street
Suite 400, Founders Square
PO Box 2067
Halifax, Nova Scotia
B3J 2Z1, CANADA
Tel: +1 (902) 468-0614
Fax: +1 (902) 468-0631
www.gammongold.com

Gammon Gold to Present at the BMO Capital Markets Global Metals and Mining Conference

Halifax, March 1, 2010: Gammon Gold Inc. (“Gammon”) (TSX:GAM and NYSE:GRS): advises that the Company will be making a presentation at the BMO Capital Markets Global Metals and Mining Conference on Monday, March 1, 2010 at 2:30 pm Eastern Time. Gammon’s presentation will be webcast live and can be accessed through the following link:
http://audability.com/AudabilityAdmin/Clients/GammonGold/10774 31_201023000PM/.

The presentation will also be posted on the Company’s corporate website and can be accessed through the following link:
http://www.ga ammongold.com/presentations.php?PHPSESSID=e8a10cda8ad38d348951fd448b0992c4

For further information please visit the Gammon Gold website at www.gammongold.com or contact:

Scott Perry	Anne Day
Chief Financial Officer	Director of Investor Relations
Gammon Gold Inc.	Gammon Gold Inc.
902-468-0614	902-468-0614

Cautionary Statement

Cautionary Note to US Investors – The United States Securities and Exchange Commission permits US mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. This press release uses certain terms, such as “measured,” “indicated,” and “inferred” “resources,” that the SEC guidelines strictly prohibit US registered companies from including in their filings with the SEC. US Investors are urged to consider closely the disclosure in Gammon Gold’s Annual Report on Form 40-F/A, which may be secured from Gammon Gold, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Certain statements included herein, including information as to the future financial or operating performance of Gammon, its subsidiaries and its projects, constitute forward-looking statements. The words ‘‘believe’’, ‘‘expect’’, ‘‘anticipate’’, ‘‘contemplate’’, ‘‘target’’, ‘‘plan’’, ‘‘intends’’, ‘‘continue’’, ‘‘budget’’, ‘‘estimate’’, “forecast”, ‘‘may’’, ‘‘will’’, ‘‘schedule’’ and similar expressions identify forward-looking statements. Forward-looking statements include, among other things, statements regarding, targets, estimates and assumptions in respect of gold and silver production and prices, cash and operating costs, results and capital expenditures, mineral reserves and mineral resources and anticipated grades, recovery rates, future financial or operating performance, margins, operating and exploration expenditures, costs and timing of the development of new deposits, costs and timing of construction, costs and timing of future exploration and reclamation expenses, anticipated 2009 year-end and 2010 results, operating performance projections for 2009 and 2010, our ability to fully fund our business model, including our capital program and exploration, internally, 2009 and 2010 gold and silver production and the cash and operating costs associated therewith, the ability to achieve productivity and operational efficiencies, the ability to achieve cash flow margin improvements, further reduction in the open pit stripping ratio, the ability to develop and put into production our exploration targets, and the timing of each thereof. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Gammon, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause Gammon’s actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Gammon. Such factors include, among others, known and unknown uncertainties and risks relating to additional funding requirements, reserve and resource estimates, commodity prices, hedging activities, exploration, development and operating risks, illegal miners, political and foreign risk, uninsurable risks, competition, limited mining operations, production risks, environmental regulation and liability, government regulation, currency fluctuations, recent losses and write-downs, restrictions in Gammon’s loan facility, dependence on key employees, possible variations of ore grade or recovery rates, failure of plant, equipment or process to operate as anticipated, accidents and labour disputes. Investors are cautioned that forward-looking statements are not guarantees of future performance and, accordingly, investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

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